Exhibit 99.1

PRESS RELEASE

Formula Systems Reports Fourth Quarter and Full Year 2021 Financial Results with Annual Net Income of $54.6 Million

Record breaking revenues and operating income for the quarter and for the full year

Or Yehuda, Israel, March 16, 2022 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the fourth quarter and full year ended December 31, 2021.

Financial Highlights for the Fourth Quarter Ended December 31, 2021

●	Consolidated revenues for the fourth quarter ended December 31, 2021 increased by 21.3% to a record breaking $658.7 million, compared to $543.2 million in the same period last year. The growth was recorded across Formula’s entire investment portfolio.

●	Consolidated operating income for the fourth quarter ended December 31, 2021 increased by 30.2% to a record breaking $59.6 million, compared to $45.8 million in the same period last year.

●	Consolidated net income attributable to Formula’s shareholders for the fourth quarter ended December 31, 2021 increased by 30.6% to $15.5 million, or $0.99 per fully diluted share, compared to $11.9 million, or $0.76 per fully diluted share, in the same period last year.

Financial Highlights for the Full Year Ended December 31, 2021

●	Consolidated revenues for the full year increased by 24.4% to a record breaking $2.41 billion, compared to $1.93 billion last year. The growth was recorded across Formula’s entire investment portfolio.

●	Consolidated operating income for the full year increased by 21.9% to $208.0 million, compared to $170.6 million last year.

●	Consolidated net income attributable to Formula’s shareholders for the full year 2021 was $54.6 million, or $3.50 per fully diluted share, compared to $46.8 million, or $3.01 per fully diluted share last year, reflecting an increase of 16.7% year over year.

●	As of December 31, 2021 Formula held 48.9%, 43.6%, 45.6%, 100%, 50%, 90.1%, 80% and 100% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V, Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd., Insync Staffing Solutions, Inc., Ofek Aerial Photography Ltd. and ZAP Group Ltd., respectively.

●	Consolidated cash and cash equivalents, short-term bank deposits and investments in marketable securities totaled approximately $512.5 million as of December 31, 2021, compared to $533.2 million as of December 31, 2020.

●	Total equity as of December 31, 2021 was $1.18 billion (representing 43.0% of the total consolidated balance sheet), compared to $1.11 billion (representing 44.0% of the total consolidated balance sheet) as of December 31, 2020.

Declaration of Dividend for the Second Half of 2021

●	Based on the Company’s results, the Company’s board of directors approved the distribution of a cash dividend in an amount of NIS 2.56 per share (approximately $0.78 per share) and in an aggregate amount of approximately NIS 39.2 million (approximately $12.0 million).

●	The dividend is payable on April 26, 2022 to all of the Company’s shareholders of record at the close of trading on the NASDAQ Global Select Market (or the Tel-Aviv Stock Exchange, as appropriate) on April 12, 2022. The dividend will be paid in New Israeli Shekels with respect to the Company’s ordinary shares traded on the Tel Aviv Stock Exchange and American Depositary Receipts traded on the NASDAQ Global Select Market

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company’s share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

Debentures Covenants

As of December 31, 2021, Formula was in compliance with all of its financial covenants under the debenture series issued by Formula, based on the following achievements:

Covenant 1

●	Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $215 million.

●	Actual equity attributable to Formula’s shareholders is equal to $541.0 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for Formula’s Series A and C Secured Debentures): below 65%.

●	Actual ratio of net financial indebtedness to net capitalization is equal to 5.9%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four recent quarters): below 5.

●	Actual ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four recent quarters) is equal to 0.22.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said: “We are proud of our outstanding performance in the fourth quarter and throughout 2021 as we reported another record quarter of revenues, operating income and net income in the Company’s history. Our revenue of $658.7 million in the fourth quarter of 2021 was up 12.4% on a sequential basis and 21.3% on a year over year basis, growing our annual revenue to $2.4 billion. That record breaking performance also flowed through to our bottom line, as we realized exceptional annual net income of $54.6 million ($3.50 per fully diluted share). Such a high-level of execution is a testament to our strong fundamentals and our pivotal role in influencing our customers’ growth strategies in all of the areas in which we operate. We have seen an acceleration in growth of digital transformation, and we expect this trend to continue in 2022. We continue our efforts across our entire portfolio to adhere to our core values of innovation, professionalism, agility and transparency which allow us to continue our growth and deliver exceptional value to our clients and shareholders in 2022 and beyond.”

“In 2021 we distributed a $22.0 million cash dividend to our shareholders, compared to $7.9 million in 2020. With the release of our fourth quarter and full year 2021 financial results we have announced a cash dividend of approximately $12.0 million. Over the last five years (2017-2021) we have distributed an aggregate amount of approximately $60.0 million to our shareholders.

“Matrix, celebrating two decades of activity, reported its best fourth quarter in history with record-breaking results recorded across all its key financial indices with 72% of its growth deriving from organic growth. We are pleased with Matrix’s continued recognition as a market leader in the implementation of fastest-growing technologies, such as cloud, cyber, digital, data, DevOps and AI, which enable Matrix to create significant value for its customers in managing, streamlining, accelerating and making their businesses thrive. There is a strong demand in Israel for software services in digital, cloud, cyber, data, and core operating systems—areas where Matrix significantly increased its strength during the COVID-19 period, and which are at the center of demand in the IT market.”

“Sapiens finished the year strong, with fourth quarter revenue growing 17.3% to $119.2 million and non-GAAP operating profit margin of 18%, reflecting Sapiens’ ability to maintain profitability despite the cost increases that our industry and many sectors are facing. Sapiens’ 2021 results demonstrate how well it is executing its proven “Land and Expand” strategy, which enables it to grow in the highly regulated and regionally-diverse global insurance markets and validate its operating leverage. This unique value proposition enables insurers to benefit from Sapiens’ pre-integrated, cloud-first, low-code “insurance-in-a-box” approach across the majority of its products, empowering them to choose between deploying Sapiens end-to-end solution, or any combination of its components, to meet their evolving needs. Sapiens introduced 2022 guidance for revenue in a range of $495 million to $500 million, reflecting annual growth of 7.3% to 8.5%.”

“Magic Software finished the year strong, with record-breaking fourth quarter revenue of $133.0 million, growing 27.2% year over year, exceeding market expectations, and with non-GAAP operating margin of 14.9%, reflecting its ability to maintain profitability despite the costs increase that our industry and many sectors are facing. I am very proud of what Magic Software accomplished during 2021, with Digital Transformation programs at enterprises becoming increasingly important. Magic Software continues to witness healthy demand and has been developing a growing pipeline to deliver continued growth in 2022, as its customers increasingly engage it as a preferred partner for their Digital Transformation initiatives. Magic Software has introduced 2022 guidance for revenue in a range of $535 million to $545 million, reflecting annual growth of 11.5% to 13.5%.”

“Since its acquisition by Formula Systems at the beginning of 2017, Michpal’s consolidated revenue has increased fivefold and crossed the NIS 100 million threshold for the first time in 2021, with operating profitability of over 30%. Michpal continued to realize synergies and monetize on its business model while investing in expanding its product offering with the launch of a new cloud-based employer-employee payroll portal. In addition, Michpal recently concluded the acquisition of a 70% share interest in Formally Smart Form System Ltd., creator of Formally Smart Form platform – a central server platform for managing knowledge and work processes, and for producing digital forms combined with a legally-binding eSignature technology allowing customers to create impressive documents in minutes and get them signed in a snap. Formally offers a variety of proprietary computerized and advanced tools for managing business processes trusted by Israel’s largest financial, banking, and insurance enterprises. This acquisition of Formally is an additional strategic step, supporting the expansion of Michpal’s product offering in the fields of payroll, human resources and financial management and compliance.”

“TSG (held jointly by Formula and Israel Aerospace Industries) finished the year with a solid performance. TSG decided to expand into new lines of business such as products and services for municipalities, in which TSG has a very strong presence. As part of its strategy TSG keeps looking to enter into M&As for new businesses that are synergetic with its offering.”

“Lastly, Zap Group, a leading group of consumer sites in Israel and a well-reputable brand in the Israeli market, offering a wide range of solutions in the field of advertising, website promotion and targeted mailing, was consolidated into our financial results beginning on April 5, 2021. During these past months, we’ve been focusing together with Zap’s management on the integration of Zap Group and on building a long-term strategy plan to accelerate its growth, including the formation of potential business partnerships in order to expand Zap Group’s products and services offerings, as well as reaching new customers. We will remain focused on the successful integration of Zap Group and continue to carefully explore additional M&As opportunities.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of the group. These financial measures are prepared consistent with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company’s performance to that of prior periods for trend analyses. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the NASDAQ Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the COVID-19 (coronavirus) pandemic, which may last longer than expected and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus outbreak, or fluctuations in currency exchange rates; and risks related to our principal location in Israel.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2021	2020	2021	2020
	Unaudited		Unaudited
Revenues	658,735	543,240	2,405,510	1,933,918
Cost of revenues	503,015	418,264	1,841,651	1,486,485
Gross profit	155,720	124,976	563,859	447,433
Research and development costs, net	16,737	14,220	65,858	52,604
Selling, marketing and general and administrative expenses	79,410	64,989	289,986	224,188
Operating income	59,573	45,767	208,015	170,641
Financial expenses, net	7,382	10,723	24,005	26,885
Income before taxes on income	52,191	35,044	184,010	143,756
Taxes on income	12,600	6,755	42,614	31,269
Income after taxes	39,591	28,289	141,396	112,487
Share of profit (loss) of companies accounted for at equity, net	152	1,200	505	1,535
Net income	39,743	29,489	141,901	114,022
Net income attributable to non-controlling interests	24,206	17,596	87,317	67,246
Net income attributable to Formula Systems’ shareholders	15,537	11,893	54,584	46,776

Earnings per share (basic)	1.02	0.77	3.57	3.05
Earnings per share (diluted)	0.99	0.76	3.50	3.01

Number of shares used in computing earnings per share (basic)	15,290,517	15,288,017	15,289,580	15,286,142
Number of shares used in computing earnings per share (diluted)	15,498,375	15,293,138	15,403,543	15,292,450

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	December 31,	December 31,
	2021	2020
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	485,391	501,650
Short-term deposits	25,924	30,289
Marketable securities	1,142	1,238
Trade receivables	696,449	519,885
Other accounts receivable and prepaid expenses	72,203	83,820
Inventories	20,119	23,988
Total current assets	1,301,228	1,160,870

LONG-TERM ASSETS:
Deferred taxes	46,364	39,750
Other long-term accounts receivable and prepaid expenses	23,676	22,872
Total long-term assets	70,040	62,622

INVESTMENTS IN COMPANIES ACCOUNTED FOR AT EQUITY METHOD	28,900	28,311

PROPERTY, PLANTS AND EQUIPMENT, NET	56,886	59,176

RIGHT-OF-USE ASSETS	115,833	114,414

NET INTANGIBLE ASSETS AND GOODWILL	1,174,790	1,094,687

TOTAL ASSETS	2,747,677	2,520,080

CURRENT LIABILITIES:
Loans and credit from banks and others	173,682	120,444
Debentures	48,455	41,454
Current maturities of lease liabilities	41,655	32,065
Trade payables	205,988	153,322
Deferred revenues	140,660	128,898
Employees and payroll accrual	207,553	190,247
Other accounts payable	79,048	68,976
Liabilities in respect of business combinations	8,094	8,654
Put options of non-controlling interests	39,558	35,843
Total current liabilities	944,693	779,903

LONG-TERM LIABILITIES:
Loans from banks and others	159,243	180,316
Debentures	205,035	203,070
Lease liabilities	84,839	91,188
Other long-term liabilities	12,183	12,191
Deferred taxes	78,135	68,367
Deferred revenues	17,757	16,626
Liabilities in respect of business combinations	21,644	16,582
Put options of non-controlling interests	31,720	28,175
Employees benefit liabilities	12,641	15,119
Total long-term liabilities	623,197	631,634

EQUITY
Equity attributable to Formula Systems’ shareholders	540,960	503,201
Non-controlling interests	638,827	605,342
Total equity	1,179,787	1,108,543

TOTAL LIABILITIES AND EQUITY	2,747,677	2,520,080

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	December 31,	December 31,
	2021	2020
	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	14,163	47,852
Other accounts receivable and prepaid expenses	4,513	4,977
Total current assets	18,676	52,829

INVESTMENTS IN SUBSIDIARIES AND A JOINTLY CONTROLLED ENTITY (*)
Matrix IT Ltd.	154,391	142,194
Sapiens International Corporation N.V.	231,130	227,771
Magic Software Enterprises Ltd.	76,864	118,105
Other	219,975	90,359
Total Investments in subsidiaries and a jointly controlled entity	682,360	578,429

OTHER LONG TERM RECEIVABLES	2,547	1,707

PROPERTY, PLANTS AND EQUIPMENT, NET	10	2

TOTAL ASSETS	703,593	632,967

CURRENT LIABILITIES:
Debentures	28,654	21,652
Trade payables	192	349
Other accounts payable	5,339	2,329
Total current liabilities	34,185	24,330

LONG-TERM LIABILITIES:
Debentures	126,049	104,394
Put options of non-controlling interests	1,249	1,042
Liability in respect of a business combination	1,150	-
Total long-term liabilities	128,448	105,436

EQUITY	540,960	503,201

TOTAL LIABILITIES AND EQUITY	703,593	632,967

(*)	The investments’ carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the group and representing the investments’ cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.